[Letterhead of Crum & Forster Holdings, Inc.]



                                                                  March 12, 1998

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549
Attn:  Karen Garnett


Re:      Crum & Forster Holdings, Inc.,
         Withdrawal of Registration Statement on Form S-1
         File No. 333-45885
         ------------------

Dear Ms. Garnett:

                  On behalf of Crum & Forster Holdings, Inc. (the "Company"), we hereby request withdrawal, pursuant to Rule 477(a) of the Securities Act of 1933, of the aforementioned Registration Statement. On March 11, 1998 Xerox Corporation announced an agreement to sell the Company to Fairfax Financial Holdings Limited. We also confirm by this letter that no securities have been sold under the Registration Statement.

                  Please do not hesitate to contact Mark Kessel at (212) 848-7285 at Shearman & Sterling with any questions you may have regarding the Registration Statement.

                                                   Very truly yours,

                                                   Crum & Forster Holdings, Inc.

                                            By:    /s/ Gary C. Tolman
                                                   Gary C. Tolman
                                                   Treasurer

cc:  Lars Bang-Jensen
         LeBoeuf, Lamb, Greene & MacRae, L.L.P.
     Mark Kessel